sirit
vision beyond sight™

Sirit Inc.
372 Bay Street, Suite 1100
Toronto, ON
M5H 2W9 Canada

Tel: 416.367.1897 x249
Toll Free: 800.498.8760
Fax: 416.367.1435
Web site: www.sirit.com

June 28, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Appended please find a copy of

News Release #07-15 titled "Sirit's Infinity 510 RFID Readers Selected by METRO Group"

Yours truly,

Per:

Lorelei Luchkiw
Director, Marketing and Communications

/encl.

LL/tm

sirit vision beyond sight™ RECEIVED 2007 JUL 10 A 9:22 OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

NR#07-15

FOR MORE INFORMATION:
Lorelei L. Luchkiw
Sirit Inc.
(416) 367-1897 x249
lluchkiw@sirit.com

Sirit's INfinity 510 RFID Readers Selected by METRO Group

Ninety-nine stores slated to be outfitted with Sirit's global UHF RFID reader

Toronto, ON, Canada - June 28, 2007 - Sirit Inc. ("Sirit") (TSX: SI), a leading provider of radio frequency identification ("RFID") solutions, announced today that METRO Group has selected Sirit's INfinity 510 UHF RFID reader for its 2007 rollout program at 99 Real hypermarket locations throughout Germany.

As an extension of their initial RFID trial initiative, this 2007 rollout program will see one INfinity 510 reader installed in each of the ninety-nine locations to track incoming products using Gen 2 tag technology.

"We are very pleased to be a part of METRO Group's continued investment in RFID adoption into their operations. Clearly the awarding of this contract is a significant validation of the superior performance of Sirit's INfinity 510 reader," stated Norbert Dawalibi, President and CEO, Sirit Inc. "The selection follows many months of competitive testing where Sirit's INfinity 510 lived up to its 'best in class' reputation and we look forward to working closely with METRO on a successful implementation throughout the year."

"The INfinity 510's reliable performance and ease of installation, combined with Sirit's outstanding technical and sales support all factored into the decision to award this contract," commented Dr. Gerd Wolfram, Managing Director of MGI METRO Group Information Technology GmbH. "As we move into the deployment phase of RFID, it becomes increasingly important to select partners that deliver both product and services that allow METRO to meet our business objectives - as we have found with Sirit."

Checkpoint Systems, Inc. (NYSE: CKP), a leading manufacturer and marketer of RF- and RFID-based solutions for identification, tracking, security and merchandising applications, who participated in the initial trials, will serve as the hardware integrator for the project.

About METRO Group
The METRO Group is the world's fourth-largest trading and retailing group. With its powerful brands, the METRO Group operates successfully in 28 different countries around the world - at almost 2,400 locations with more than 240,000 employees. The METRO Group's six sales divisions operate independently on the market with their own specific sales concepts: Metro/Makro Cash & Carry - the world's market leader in self-service wholesaling, Real hypermarkets, Extra supermarkets, Media Markt and Saturn - the leading consumer electronics centers in Europe, Praktiker home improvement and DIY centers, and the department stores of Galeria Kaufhof. More information at www.metrogroup.de and www.future-store.org.

About Sirit Inc.

Sirit Inc. (TSX: SI) is a leading provider of Radio Frequency Identification (RFID) technology worldwide. Harnessing the power of Sirit's enabling-RFID technology, customers are able to more rapidly bring high quality RFID solutions to the market with reduced initial engineering costs. Sirit's products are built on more than 13 years of RF domain expertise addressing multiple frequencies (LF/HF/UHF), multiple protocols and are compliant with global standards. Sirit's broad portfolio of products and capabilities are easily customized to address new and traditional RFID market applications including Supply Chain & Logistics, Cashless Payment (including Electronic Tolling), Access Control, Automatic Vehicle Identification, Near Field Communications, Inventory Control & Management, Asset Tracking and Product Authentication. For more information, visit www.sirit.com.

About Checkpoint Systems Inc.

Founded in 1969, Checkpoint Systems, Inc. is a leading manufacturer and marketer of RF- and RFID-based solutions for identification, tracking, security and merchandising applications. With a presence in more than 80 countries and a network of more than 30 service bureaus worldwide, the company is the global leader for scalable, sure-performing 8.2 MHz, UHF, HF, EPC and ISO-based EAS and RFID labeling products, systems, maintenance and support services. For additional information, visit the Checkpoint Systems web site at www.checkpointsystems.com.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business which are discussed in the section entitled "Description of the Business - Risks Factors" in Sirit's Annual Information Form dated March 19, 2007 as filed with the securities regulatory authorities in Canada via SEDAR. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Sirit does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, further events or otherwise.

END